
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 8, 2005
Date of report (date of earliest event reported)


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 Former name or address, if changed since last report: NA www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 Former name or address, if changed since last report: NA www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 8, 2005, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2005 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

 Not applicable.

(b) Pro forma financial information:

 Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

 Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on November 8, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Jeffrey C. Newman
Vice President and Treasurer
Date: November 9, 2005

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 8, 2005

Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on November 8, 2005.

EXHIBIT 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports Third-Quarter Results

MADISON, WISCONSIN, November 8, 2005—MGE Energy, Inc. (Nasdaq: MGEE) today reports third-quarter net income of $9.9 million, or 48 cents per share, compared to $9.1 million, or 48 cents per share, last year. MGE Energy's net income for the nine months ended September 30, 2005, was $23.6 million, or $1.15 per share, compared to $28.7 million, or $1.53 per share, for the same period last year.

Electric revenues increased $25.4 million for the three months ended September 30, 2005, compared to the same period in the prior year. During this period, there was a 10.5% increase in electric retail sales primarily as a result of significantly warmer temperatures between the two periods. In addition, sales for resale increased $8.2 million for the three-month period due to Madison Gas and Electric Company's (MGE) involvement in the energy market run by the Midwest Independent System Operator, which is the regional transmission operator in Wisconsin and other Midwest areas.

Fuel cost for electric generation increased 116.8%, or $12.5 million, and purchased power expenses increased 56.6%, or $8.0 million, when compared to the same period in the prior year. These increases are primarily due to higher per-unit costs as a result of natural disasters in the Gulf of Mexico and the subsequent significant increase in natural gas and purchased power costs. Incremental fuel and purchased power costs for the three months ended September 30, 2005, increased $5.2 million above those costs approved by the Public Service Commission of Wisconsin. MGE has filed an application with the commission requesting a surcharge on its electric rates to cover some of the future increased fuel and purchased power costs that are expected to remain high during the fourth quarter.

Gas revenues increased $2.6 million, or 15.9%, for the three months ended September 30, 2005, compared to the same period in the prior year. This change is primarily attributable to an increase in commercial and industrial use and increased natural gas costs.

Depreciation expenses were up $1.3 million for the quarter compared to the same period in the prior year. This increase is due to higher levels of electric and gas assets. Namely, during the second quarter of 2005, the West Campus Cogeneration Facility was placed into operation and MGE started depreciating the asset. There also was a $0.7 million increase in interest expense for the three months ended September 30, 2005, when compared to the same period in the prior year. This increase is primarily attributable to higher levels of short-term debt and higher average rates on variable debt.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 134,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to nearly 133,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

This news release contains forward-looking statements. Specifically, all statements pertaining to future periods or expectations are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include weather, economic, and market conditions; regulatory developments; environmental requirements; and changes in the availability and cost of fuel and purchased power. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. MGE Energy undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events or circumstances after the date of this release.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2005	2004
Three Months Ended September 30		
Operating revenue	$114,398	$86,840
Operating income	$18,574	$16,306
Net income	$9,899	$9,108
Earnings per share (basic and diluted)	$0.48	$0.48
Weighted average shares outstanding (basic and diluted)	20,438	19,080
Nine Months Ended September 30		
Operating revenue	$353,774	$307,535
Operating income	$44,378	$51,120
Net income	$23,556	$28,726
Earnings per share (basic and diluted)	$1.15	$1.53
Weighted average shares outstanding (basic and diluted)	20,433	18,722

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